03014084

AM
3/11/03

CM

SEC ... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equityhound Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Larkspur Landing Circle #321
(No. and Street)

Larkspur, (City) California (State) 94939 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Andrian 415-464-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Atti & Company PLLC
(Name – *if individual, state last, first, middle name*)

1454 Rt. 22 #A-104 (Address) Brewster (City) New York (State) 10509 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

(State of California, County of Marin)

I, Elaine Andrian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equityhound Securities Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

GABRIEL GREECE
COMM. #1216705
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires April 23, 2003

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATTI & COMPANY, PLLC
Certified Public Accountants

Milltown Office Park
1454 Rt 22, Suite A-104
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

P.O. Box 253
Golden's Bridge, New York 10526

To the Stockholder and Board of Directors
of eQuityhound Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of eQuityhound Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[illegible] & Company, PLLC

January 16, 2003

eQUITYHOUND SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2002
with Report of Independent Auditors

ATTI & COMPANY, PLLC
Certified Public Accountants

eQUITYHOUND SECURITIES CORPORATION
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

ATTI & COMPANY, PLLC
Certified Public Accountants

Milltown Office Park
1454 Rt 22, Suite A-104
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

P.O. Box 253
Golden's Bridge, New York 10526

Report of Independent Auditors

To the Stockholder and Board of Directors
of eQuityhound Securities Corporation

We have audited the accompanying statement of financial condition of eQuityhound Securities Corporation (the "Company") as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the periods presented that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eQuityhound Securities Corporation at December 31, 2002, and the results of its operations and its cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atti & Company, PLLC

January 16, 2003

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

		December 31, 2002
ASSETS		
Current Assets:		
Cash	$	15,678
Other Assets:		
Goodwill		59,270
Total assets	$	74,948
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
State franchise tax payable	$	800
Accrued professional fees		2,500
		3,300
Stockholder's equity:		
Common stock, no par value		
Authorized shares – 15,000,000		
Issued and outstanding – 10,000		7,200
Preferred stock, no par value		
Authorized shares – 7,500,000		
Issued and outstanding - 0		-
Additional paid-in-capital		90,927
Retained deficit		(26,479)
		71,648
Total liabilities and stockholder's equity	$	74,948

The accompanying notes are an integral part of these financial statements.

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF OPERATIONS

	Period from July 16, 2002 to December 31, 2002 (Successor Company)	Period from January 1, 2002 to July 15, 2002 (Predecessor Company)
Expenses:		
Consulting expenses	$ 23,000	$ -
Professional fees	2,500	-
California franchise tax	800	-
Other expenses	179	-
Net loss (total expenses)	$ 26,479	$ -

The accompanying notes are an integral part of these financial statements.

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common stock	Preferred stock	Additional Paid-in-capital	Retained deficit	Total Shareholder's Equity
Period from July 16, 2002 To December 31, 2002 (Successor company)					
Balance at July 16, 2002	$ 7,200	$ -	$ -	$ (145)	$ 7,055
Goodwill	-	-	59,572	-	59,572
Change in basis of accounting	-	-	(145)	145	-
Contributions	-	-	31,500	-	31,500
Net loss	-	-	-	(26,479)	(26,479)
	$ 7,200	$ -	$ 90,927	$ (26,479)	$ 71,648
Period from January 1, 2002 to July 15, 2002 (Predecessor company)					
Balance at January 1, 2001 and July 15, 2002	$ 7,200	$ -	$ -	$ (145)	$ 7,055

The accompanying notes are an integral part of these financial statements.

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

	Period from July 16, 2002 to December 31, 2002 (Successor company)	Period from January 1, 2002 to July 15, 2002 (Predecessor company)
Cash flows from operating activities:		
Net loss	$ (26,479)	$ -
Increase in payables and accrued expenses	3,300	-
	(23,179)	-
Cash flows from financing activities:		
Contributions to additional paid-in-capital	31,500	-
Membership rebates (prior period) credited to goodwill	302	-
	31,802	-
Net increase in cash	8,623	-
Cash at beginning of year	7,055	7,055
Cash at end of year	$ 15,678	$ 7,055

The accompanying notes are an integral part of these financial statements.

eQUITYHOUND SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

1. Summary Description of Business Activities

eQuityhound Securities Corporation (the "Company") is a corporation formed on August 21, 2000 in the state of California. The Company received its license from the National Association of Securities Dealers, Inc. ("NASD") to become a licensed securities broker-dealer in May 2001. In addition, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective July 16, 2002, all of the common stock of the Company was acquired for cash by MBJC Holdings, Inc. The acquisition has resulted in a new basis of accounting for the Company. The net purchase price, plus acquisition costs, of $59,572 has been recorded as goodwill in the Company's financial statements.

The accompanying statements of operations and cash flows are presented for two periods in year 2002 to separate the results and cash flows of the predecessor company and successor company.

As a wholly-owned subsidiary, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2002, the Company had net capital of $7,378 that was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .267 to 1 at December 31, 2002.

4. Transactions with Affiliates

Certain general and administrative services were provided to the Company without charge. The estimated amount of these charges are $8,000 for each of the respective periods from January 1, 2002 to July 15, 2002 and from July 16, 2002 to December 31, 2002.

SCHEDULE I

eQUITYHOUND SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2002

Net capital		
Total shareholder's equity qualified for net capital	$	71,648
Less non-allowable assets		(59,270)
Net capital	$	12,378
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable and accrued expense	$	3,300
Total aggregate indebtedness	$	3,300
Computation of basic net capital requirement		
Net capital	$	12,378
Minimum net capital required		5,000
Excess net capital	$	7,378
Ratio: Aggregate indebtedness to net capital		.267 tol

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedules included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

SCHEDULE II

eQUITYHOUND SECURITIES CORPORATION
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.